Exhibit 11

CODE OF ETHICS FOR THE CHIEF EXECUTIVE OFFICER AND
CHIEF FINANCIAL OFFICER OF BSKYB GROUP PLC

Overview

British Sky Broadcasting Group plc and its subsidiaries (“the Group”) operate one of the leading pay TV broadcasting services in the UK and Ireland, and we believe that the honesty, integrity and ethical behaviour of the Company’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions is fundamental to the reputation and success of the Group as a whole. As a company listed in the US, which is subject to regulation under the US securities laws, it is also essential that this Code be complied with in order to ensure that we follow best practice with regards to compliance with the rules and regulations of the U.S. Securities and Exchange Commission. Adherence to this Code is of great importance to the Group and as such, any violation will be taken seriously and dealt with appropriately.

Officers covered by the Code

This Code is distributed to and discussed with the Company’s Chief Executive Officer and Chief Financial Officer, being those persons presently in the roles of “principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions” (the “Relevant Officers”). They have been informed of the need to comply with its terms.

Details of the Code

To the best of their knowledge, and to the extent that they are reasonably able to do so, the Relevant Officers must, at all times:

•	Act with honesty and integrity and handle ethically any actual or apparent conflicts of interest between personal and professional relationships;

•	Ensure that any public filings or announcements, whether they be statutory or regulatory filings or other documents due for public consumption, are accurate, full, fair, timely and understandable in all material respects;

•	Ensure that the Company complies with applicable governmental laws, rules and regulations, both UK and foreign, as appropriate;

•	Ensure that the Company complies with applicable private and public regulatory agencies rules and regulations as appropriate;

•	Proactively promote ethical and honest behaviour within the BSkyB environment in general and within the finance function in particular; and

•	Report promptly any suspected actual or potential violations of this Code to the Company Secretary.

Accountability for compliance with the Code

The Relevant Officers are expected to adhere to this Code at all times.

All employees and directors of the Group are expected to report any suspected actual or potential conflict with this Code as soon as possible to the Company Secretary, who will consider (taking such counsel as he considers appropriate) whether or not the Code has been or will be violated, and will inform the Chairman of the Audit Committee as soon as possible.

The Audit Committee shall have the sole and absolute discretionary authority to approve any waivers from, or any proposed amendments to, the provisions of this Code. The Audit Committee should also have the responsibility for deciding what action needs to be taken if it is unable to approve a deviation or waiver from the Code.

Any amendments to, or waivers of any of the provisions of the Code (including an “implicit waiver”) and the grounds for such waivers shall be promptly disclosed through a filing with the Securities and Exchange Commission on Form 6-K, disclosed on the Company’s website and disclosed within the Company’s next Annual Report on Form 20-F.